UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 05, 2024

Landa App 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”) filed June 28, 2023, which can be found here.

Repayment of Loan

On June 30, 2024, Landa App 3 LLC (the “Company”) as part of the refinance of the matured loan at 6696 Mableton Parkway SE Mableton GA, the company paid off the existing bridge loan from Conventus, and expect to complete the refinance of a new loan in the coming weeks.

Extension of Loan Agreement

On June 21, 2024, Landa App 3 LLC (the “Company”) extended maturity of the bridge loan of the 132 Cornelia Street Brooklyn NY to September 1, 2024. The terms and conditions of this extension are detailed in the agreement attached as Exhibit 6.1.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Extension to the Landa App 3 - 132 Cornelia Street Brooklyn NY LLC Loan Agreement

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2024

LANDA APP 3 LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President